FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated January 19, 2007 (“RIM Provides Status Update")

News Release dated January 22, 2007 (“RIM Showcases Unified Communications Breakthrough for BlackBerry Users at Lotusphere")

News Release dated January 24, 2007 (“RIM Discloses Filing of Notice of Application to Commence Shareholder Derivative Lawsuit")

Page No 2 3 1

Document 1

FOR IMMEDIATE RELEASE

January 19, 2007

RIM Provides Status Update

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company’s management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM’s Board of Directors has made a preliminary determination that a restatement of RIM’s historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 reported on December 21, 2006, or to current or future financial years’ operating results as a result of the restatement.

The Company announced on January 16, 2007 that it had filed with the Canadian securities regulators and furnished to the United States Securities and Exchange Commission (SEC) “Additional Financial Information” beyond that reported by RIM on September 28, 2006 (regarding preliminary operating results for the second quarter of fiscal 2007) and December 21, 2006 (regarding preliminary operating results for third quarter of fiscal 2007). The filing is intended to provide shareholders with as much information as possible prior to the Company’s MD&A and consolidated financial statement filings and while its management-initiated, voluntary review of historical option practices is ongoing. Such Additional Financial Information includes a narrative explanation of RIM’s operating performance during those quarters and certain additional information relating to balance sheet accounts. The Additional Financial Information is available on RIM’s website (www.rim.com/investors) as well as the SEDAR (www.sedar.com) and EDGAR (www.sec.gov) databases. The Company expects to file with the Canadian securities regulators and furnish to the SEC its consolidated financial statements and related MD&A for the second and third quarters of fiscal 2007 and its restated historical financial statements and related MD&A prior to its fiscal year end of March 3, 2007.

The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s ongoing management-initiated, voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, the anticipated timing of filing financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, “preliminary determination”, “expects”, “will”, “anticipate”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM’s Audit Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

FOR IMMEDIATE RELEASE

RIM Showcases Unified Communications Breakthrough For BlackBerry Users At Lotusphere

Demonstrates First Seamless, Enterprise-Grade Implementation of Wireless Voice and IM Convergence; Raises The BarFor Mobile Collaboration

Lotusphere 2007 — ORLANDO, FL – January 22, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today demonstrates new levels of integration between the BlackBerry® Enterprise Solution and IBM Lotus Sametime and IBM Lotus Domino®, unveiling the first seamless, enterprise-grade implementation of wireless voice and instant messaging convergence.

As part of a series of planned initiatives focused on extending the voice, presence and location-based services of Lotus Sametime to BlackBerry users, IBM and RIM will demonstrate the seamless integration of Lotus Sametime instant messaging and presence with enterprise voice services in a wireless setting.

“As the leader in enterprise collaboration solutions, IBM is committed to providing our customers intuitive, anytime, anywhere access to their most important communication and collaboration tools,” said Michael Rhodin, General Manager, IBM Lotus. “Working together with RIM, we are making it easy for customers to find, reach and collaborate across their desktop, mobile and telephony environments.”

“The ability to securely extend voice, email, intranet and real-time collaboration applications to mobile workers is becoming a competitive imperative and BlackBerry Enterprise Server is proving to be a unique and powerful advantage for our enterprise customers,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “In this next phase of our continuing collaboration with IBM, we are focusing on enabling seamless access to the collaborative elements of the robust Lotus Sametime and Lotus Domino environments with new levels of convergence, efficiency and usability.”

Convert To Call

RIM is previewing Lotus Sametime client software for BlackBerry handsets that includes a new menu item called “Convert to Call.” This new functionality allows users engaged in an instant messaging group chat to instantly convert their text-based discussion into a multi-party conference call, which is initiated and managed through the enterprise PBX or a conference server. “Convert to Call” works through the BlackBerry Enterprise Server to seamlessly collect the presence information of each user from Lotus Sametime, then invokes the enterprise PBX or conference server to initiate outbound calls to each user, pulling them together into a voice conference. When the conference call ends, the users are automatically returned back to their group chat session exactly where they left off. Users benefit from the convenience and efficiency of the automated process and enterprises can achieve significant economic and administrative benefits from the least cost routing and centralized management.

Click to Map

Further demonstrating the ongoing integration between Lotus Sametime and the BlackBerry platform, RIM is showcasing a new feature called “Click to Map” that will allow users to generate maps on a BlackBerry handset within the context of a Lotus Sametime session. The “Click to Map” feature will launch BlackBerry Maps from within the Sametime client software and generate a map that illustrates a colleague’s location based on presence information retrieved from Lotus Sametime.

Domino Discussion Databases

RIM has developed a set of optimized BlackBerry interface templates with design elements to improve the usability for mobile workers. In addition, RIM provides a WSDL (Web Services Description Language) enabling the mobilization of standard Lotus Domino Discussion databases using the BlackBerry® MDS Studio rapid development tool. With BlackBerry® MDS Studio, the interface design elements can be visually dragged into position to create an optimal user interface on a BlackBerry handset.

The “Convert to Call” capability was demonstrated during the opening general session keynote address today at Lotusphere and all of the above capabilities will be showcased at the BlackBerry booth (#407-412).

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

IBM, the IBM logo, Lotus, Domino, Notes and Sametime are trademarks of International Business Machines Corporation in the United States, other countries, or both.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor IBM assumes any liability nor makes any representation, warranty or guarantee in relation to the products or services of any other entity.

_________________

Document 3

FOR IMMEDIATE RELEASE

January 24, 2007

RIM Discloses Filing of Notice of Application to Commence Shareholder Derivative Lawsuit

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today disclosed that it has been served with a Notice of Application that was filed with the Ontario Superior Court of Justice – Commercial List (the “Court”) by a shareholder. The Notice of Application, among other things, seeks the permission of the Court to commence a shareholder derivative action purportedly on behalf of the Company against certain of RIM’s directors relating to RIM’s historical option granting practices, and also makes certain demands with respect to the conduct and scope of RIM’s ongoing management-initiated, voluntary review of such practices. The Company’s Board of Directors intends to review the allegations set forth in the Notice of Application and the related Statement of Claim and will respond in a manner that it considers to be in the best interests of RIM’s shareholders.

Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in this application or otherwise relating to the Company’s historical option grant practices. The Company does not intend to issue any press releases describing the filing in the event of any such additional lawsuits.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 25, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller